UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of

General Electric Company

GE Capital International Holdings Limited

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

Written or oral communications regarding this application should be addressed to:

Nora M. Jordan

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4684

and

Gregory S. Rowland

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4930

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF GENERAL ELECTRIC COMPANY GE Capital International Holdings Limited 299 Park Avenue New York, NY 10171	: : : : : : : : : : : : : :	APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

General Electric Company (“GE”) and GE Capital International Holdings Limited (“European Holdco,” and together with GE, the “Applicants”) hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). Applicants request an order pursuant to Section 6(c) exempting European Holdco from all provisions of the 1940 Act during the period from the date of the requested order to the earlier of (a) three years from such date and (b) the completion of the sales process described below (the “Exemption Period”).1

1 The Applicants further request that the relief permit, during the Exemption Period, GE or any GE subsidiary of which European Holdco is a wholly-owned subsidiary or majority-owned subsidiary to treat any securities of European Holdco it holds as not being “investment securities” for purposes of Section 3(a)(1)(C) of the 1940 Act or securities issued by an investment company for purposes of Rule 3a-1(a) under the 1940 Act.

Applicants assert that, notwithstanding GE’s potential sales of certain businesses as described below, which might result in European Holdco holding a substantial amount of securities, European Holdco will not primarily engage in, nor will it propose to be engaged primarily in, the business of an investment company. As discussed in more detail below, European Holdco is a wholly-owned subsidiary2 of GE and the successor to the former General Electric Capital Corporation (“Old GE Capital”) with respect to various foreign businesses formerly held by Old GE Capital. Currently, these businesses, which include a mixture of financing businesses, allow European Holdco to rely on the exclusion from the definition of investment company provided by Section 3(c)(6) of the 1940 Act. GE, however, intends to sell over time many of the businesses contributed to European Holdco and would like to be able to manage this sales process so as to maximize shareholder value, rather than in a manner necessary to continuously comply with European Holdco's 1940 Act exemption. Accordingly, Applicants request an order of exemption from the Commission for the duration of the Exemption Period to permit GE to sell various businesses without concern that it might cause European Holdco inadvertently and temporarily to become an investment company under the 1940 Act.

The facts and legal analysis on which Applicants base their request for an exemptive order are set forth below.

I. The Parties and the Reorganization

A.       The Parties and Related Entities

1.       GE

2 As used herein, the terms “majority-owned subsidiary” and “wholly-owned subsidiary” have the same meanings as provided in Sections 2(a)(24) and 2(a)(43) of the 1940 Act, respectively.

GE is a New York corporation that was formed by a special act of the New York legislature. It is the ultimate parent company of European Holdco and one of the largest and most diversified infrastructure and financial services corporations in the world. Its products and services range from aircraft engines, power generation, oil and gas production equipment and household appliances to medical imaging, business and consumer financing and industrial products. GE’s shares are publicly traded on the New York Stock Exchange. GE is not an “investment company” as defined in Section 3(a) of the 1940 Act.3

2.       European Holdco

European Holdco is a UK limited company and a wholly-owned subsidiary of GE. European Holdco, directly or through its majority-owned subsidiaries (as defined in the 1940 Act), engages in financing activities primarily for mid-sized companies within the industries in which GE provides its services, including financing real estate, financing equipment and factoring, as the successor to Old GE Capital’s foreign businesses. European Holdco is exempt from the 1940 Act pursuant to Section 3(c)(6), which exempts “[a]ny company primarily engaged, directly or through majority-owned subsidiaries, in one or more of the businesses described in paragraphs (3), (4), and (5) [of Section 3(c)], or in one or more of such businesses (from which not less than 25 per centum of such company’s gross income during its last fiscal year was derived) together with an additional business or businesses other than investing, reinvesting, owning, holding, or trading in securities.” In complying with Section 3(c)(6), European Holdco relies not only on businesses described in Sections 3(c)(3),

3 Applicants are not requesting that the Commission review the 1940 Act status of GE and acknowledge that the requested order will not address this matter (apart from indirectly as to the status of European Holdco’s securities as discussed in footnote 1).

(4) and (5),4 but also on businesses other than investing, reinvesting, owning, holding or trading in securities. As such, to rely on Section 3(c)(6), at least 25% of European Holdco’s gross income (i.e., revenue) generally must be derived from European Holdco’s 3(c)(3), (4) and (5) businesses. GE has calculated that, as of September 30, 2016, approximately 91% of European Holdco’s assets and 57% of its net income were derived from its Section 3(c)(3), (4) and (5) businesses and its other businesses that are not investing, reinvesting, owning, holding or trading in securities, and approximately 36% of its revenue was derived from its Section 3(c)(3), (4) and (5) businesses.

4 Section 3(c) of the 1940 Act provides, in relevant part, that none of the following persons are investment companies:

(3) [a]ny bank or insurance company; any savings and loan association, building and loan association, cooperative bank, homestead association, or similar institution, or any receiver, conservator, liquidator, liquidating agent, or similar official or person thereof or therefor; or any common trust fund or similar fund maintained by a bank exclusively for the collective investment and reinvestment of moneys contributed thereto by the bank in its capacity as a trustee, executor, administrator, or guardian, if (A) such fund is employed by the bank solely as an aid to the administration of trusts, estates, or other accounts created and maintained for a fiduciary purpose; (B) except in connection with the ordinary advertising of the bank’s fiduciary services, interests in such fund are not (i) advertised; or (ii) offered for sale to the general public; and (C) fees and expenses charged by such fund are not in contravention of fiduciary principles established under applicable Federal or State law;

(4) [a]ny person substantially all of whose business is confined to making small loans, industrial banking, or similar businesses; and

(5) [a]ny person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses: (A) purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services; (B) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services; and (C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

As such, European Holdco was in compliance with Section 3(c)(6) as of that time.5

The primary business lines in which European Holdco engages, directly or through its majority-owned subsidiaries, are:

a. Consumer Financing. The businesses within European Holdco’s consumer financing business line are generally not regulated as banks but provide a variety of consumer lending services, including, but not limited to, mortgage and home equity loans, automobile loans, personal loans and consumer trade financing. These businesses’ assets primarily comprise receivables representing mortgages and other liens on and interests in real estate and loans to prospective purchasers of specified merchandise and services, thereby permitting such businesses to qualify under Section 3(c)(5) of the 1940 Act. As such, European Holdco counts the assets, income and revenue arising from these Section 3(c)(5)-qualifying activities as qualifying for purposes of its reliance on Section 3(c)(6). Certain of the consumer financing businesses, however, may also provide general purpose consumer loans unrelated to the purchase of specified merchandise, which would not count as a qualifying Section 3(c)(5) business, and thus European Holdco does not count the assets, net income or revenue generated from such activities toward its compliance with Section 3(c)(6).

b. Commercial Lending and Leasing. The businesses within European Holdco’s commercial lending and leasing business line offer various commercial financing services, including, but not limited to, inventory financing, equipment financing, receivables financing and fleet financing (i.e., the leasing of vehicles under operating leases).

5 Applicants are not requesting that the Commission review Applicants’ analysis of European Holdco’s ability to rely on Section 3(c)(6) of the 1940 Act, and acknowledge that the requested order will not address this matter.

The assets of those businesses providing inventory, equipment and/or receivables financing primarily include receivables representing (i) part or all of the sales price of merchandise or services or (ii) loans to wholesalers, retailers or prospective purchasers of specified merchandise or services and thereby permit such businesses to qualify under Section 3(c)(5) of the 1940 Act. As such, European Holdco counts the assets, net income and revenue arising from these Section 3(c)(5)-qualifying activities as qualifying for purposes of its reliance on Section 3(c)(6). Those businesses engaging in the leasing of vehicles under operating leases (as opposed to finance leases), however, would generally not qualify under Sections 3(c)(3), (4) or (5), and therefore European Holdco does not count the revenue generated by such businesses as qualifying revenue for purposes of the 25% requirement in Section 3(c)(6). The primary assets of the fleet leasing businesses are cars and other vehicles (i.e., not securities), and thus European Holdco counts such assets and related net income as qualifying for purposes of Section 3(c)(6).

c. Commercial Aviation Services. European Holdco’s commercial aviation services business primarily leases aircraft and aircraft engines to commercial entities under operating leases. As such, this business would generally not qualify under Sections 3(c)(3), (4) or (5), and therefore European Holdco does not count the revenue generated by this business as qualifying revenue for purposes of the 25% requirement in Section 3(c)(6). The commercial aviation business’s assets consist primarily of aircraft, aircraft engines and trade receivables from its leasing activities (i.e., not securities), and thus European Holdco counts such assets and related net income as qualifying for purposes of Section 3(c)(6).

d. Working Capital Solutions. European Holdco’s working capital solutions business purchases receivables generated through the sales of GE products and services. This business’s assets consist primarily of open accounts receivables and other obligations representing part or all of the sales price of merchandise or services and, therefore, this business qualifies under Section 3(c)(5). As such, European Holdco counts the assets, net income and revenue arising from these Section 3(c)(5)-qualifying activities as qualifying for purposes of its reliance on Section 3(c)(6).

e. Commercial Real Estate Lending. The businesses within European Holdco’s commercial real estate lending business line provide commercial mortgage lending services. These businesses’ assets consist primarily of receivables representing commercial mortgages and other liens on real estate, and therefore these businesses qualify under Section 3(c)(5). As such, European Holdco counts the assets, income and revenue arising from these Section 3(c)(5)-qualifying activities as qualifying for purposes of its reliance on Section 3(c)(6).

f. Commercial Real Estate Finance (Equity). The businesses within European Holdco’s commercial real estate (equity) business line provide equity capital for acquisitions and/or recapitalizations of commercial real estate. These businesses’ assets consist primarily of minority equity interests in commercial real estate projects. As such, these businesses would generally not qualify under Sections 3(c)(3), (4) or (5) and European Holdco has assumed for these purposes that the minority interests might be considered to be securities. As such, European Holdco does not count the assets, net income or revenue arising from such businesses as qualifying for purposes of its reliance on Section 3(c)(6).

B.       The Reorganization

On April 10, 2015, GE announced a plan to reduce the size of its financial services businesses through the sale of most of the assets of Old GE Capital over the next 24 months and to focus on continued investment and growth in GE’s industrial businesses. As part of this plan, Old GE Capital’s businesses were reorganized principally into European Holdco and a separate U.S. holding company (the “Reorganization”), with the non-U.S. businesses being contributed to European Holdco. The non-U.S. businesses transferred from Old GE Capital to European Holdco include, among others, (i) banking, (ii) equipment financing, (iii) inventory financing, (iv) factoring, (v) automobile leasing, and (vi) aircraft and aircraft engine leasing. As discussed in detail above, these businesses currently permit European Holdco to rely on Section 3(c)(6).

GE intends over time to sell many of the foreign businesses contributed to European Holdco as part of the Reorganization. GE has developed a plan for selling such businesses and expects that the sales process will be mostly complete within two years, with potentially some sales activity continuing into a third year. The sales process may extend into a third year given the tremendous complexity of GE’s structure and the Reorganization. For example, as part of the Reorganization over 100 business portfolios were transferred to European Holdco and most are now slated to be sold. Selling so many businesses is a difficult undertaking for even so large an organization as GE. It takes significant time not only to prepare such businesses for sale, but also then to find buyers, to negotiate the terms of sale and then to close the transactions, which may in some cases require significant foreign regulatory approvals, such as for European Holdco’s foreign banks. In addition, market conditions may also make it prudent for GE to sell some of these businesses later in the third year as opposed to immediately. At the conclusion of the sales process, GE expects that European Holdco will not be an investment company pursuant to Rule 3a-1 under the 1940 Act (or otherwise), as its anticipated remaining businesses will involve significant amounts of assets that are not investment securities for purposes of the 1940 Act (such as aircraft and aircraft engines).6

As part of the plan to restructure and reduce the Old GE Capital business, Old GE Capital formed a finance subsidiary (“FinCo”). FinCo’s primary purpose is to finance the operations of GE’s foreign subsidiaries and, initially, it has done so by issuing, in a transaction that closed on October 26, 2015, new debt in exchange for certain debt issued by Old GE Capital and certain subsidiaries of Old GE Capital (the “Exchange Offer”).7

6 Rule 3a-1 of the 1940 Act provides that an issuer will not be an investment company if:

(a) [n]o more than 45 percent of the value (as defined in section 2(a)(41) of the [1940] Act) of such issuer’s total assets (exclusive of Government securities and cash items) consists of, and no more than 45 percent of such issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than (1) Government securities; (2) securities issued by employees’ securities companies; (3) securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in section 3(b)(3) or (c)(1) of the [1940] Act) which are not investment companies; and (4) securities issued by companies (i) which are controlled primarily by such issuer; (ii) through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) which are not investment companies; (b) the issuer is not an investment company as defined in section 3(a)(1)(A) or 3(a)(1)(B) of the [1940] Act and is not a special situation investment company; and (c) the percentages described in paragraph (a) of this section are determined on an unconsolidated basis, except that the issuer shall consolidate its financial statements with the financial statements of any wholly-owned subsidiaries.

7 GE and FinCo received an order under Section 6(c) permitting FinCo to issue and sell commercial paper, preferred stock and other debt securities to finance the operations of subsidiaries of GE. See General Electric Company and GE Capital International Funding Company, Investment Company Act Release Nos. 31833 (Sept. 21, 2015) (notice) and 31871 (Oct. 19, 2015) (order).

As part of the Reorganization, FinCo was transferred to European Holdco and is now a wholly-owned subsidiary of European Holdco. All of the debt issued by FinCo in the Exchange Offer is guaranteed by GE and European Holdco. While it is relying on the requested order, European Holdco will have no securities outstanding other than (i) guarantees of FinCo debt that is also guaranteed by GE, (ii) debt securities (including commercial paper) guaranteed by GE and (iii) securities held by European Holdco’s affiliates.

II. ORDER REQUESTED

Section 3(a)(1)(C) of the 1940 Act provides that the term “investment company” means any issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” The term “investment securities” is defined in Section 3(a)(2) of the 1940 Act as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection [3](c) [of the 1940 Act].” Although European Holdco’s financing businesses involve significant holdings of investment securities (such as mortgages and equipment finance loans), European Holdco as currently structured is not an investment company under Section 3(c)(6) the 1940 Act, the same exemption Old GE Capital was able to rely on prior to the Reorganization. However, there could be times during the process of selling European Holdco’s businesses, depending, for example, on the order in which the businesses are sold and the remaining mix of businesses, when European Holdco would technically not satisfy Section 3(c)(6), Rule 3a-1 or any other exception from the definition of “investment company.” Thus, as a result of GE’s plan to reduce its financial services businesses through the sale of foreign businesses held by European Holdco, European Holdco may temporarily fall within the statutory definition of an investment company, even though that definition is not an accurate depiction of European Holdco’s business.

An illustration of a scenario in which European Holdco could potentially fail to qualify for either Section 3(c)(6) or Rule 3a-1 (or any other exemption) would be if European Holdco sold certain of its high revenue qualifying businesses before it sold its general purpose lending businesses. This is because, in such a scenario, European Holdco might not have enough qualifying revenue to satisfy Section 3(c)(6)’s 25% revenue test, while at the same time it might still have too many securities to satisfy Rule 3a-1. For example, in such a scenario, GE has estimated that European Holdco’s 3(c)(6) qualifying assets, net income and revenue would be approximately 91%, 50% and 24%, respectively, whereas its 3a-1 qualifying assets would be approximately 54% and its 3a-1 qualifying income would be approximately 14%. Thus, in such a scenario, European Holdco would potentially be unable to rely on either Section 3(c)(6), as its qualifying revenue at that time would be less than 25% of its total revenue (and its 3(c)(6) qualifying income might also be insufficient), or Rule 3a-1, as its qualifying assets and income at that time would be less than 55% of its total assets and total income (as adjusted and calculated in accordance with Rule 3a-1), and as a result, in such a scenario, European Holdco might technically be considered an investment company under the 1940 Act.

Applicants expect, however, that, within three years (if not sooner), European Holdco will not be an investment company pursuant to Rule 3a-1 (or otherwise), regardless of the order in which European Holdco’s businesses are sold, and Applicants’ officers will work diligently to bring European Holdco into compliance with Rule 3a-1 (or another exemption) under the 1940 Act within that timeframe.

GE is concerned that if it is required to sell European Holdco’s businesses in a manner that ensures European Holdco’s continuous compliance with a 1940 Act exemption, GE might be forced to decline compelling sales opportunities (or to sell businesses prematurely), which could ultimately result in GE’s shareholders receiving less value for these businesses than if GE were free to sell them during the Exemption Period based primarily on economic rather than 1940 Act considerations. Further, European Holdco’s registration under the 1940 Act would involve unnecessary burden and expense for the Applicants and GE’s shareholders and would serve no regulatory purpose.

Given that European Holdco is not now an investment company, and is not expected to be one at the end of the sales process, Applicants respectfully request an order pursuant to Section 6(c) of the 1940 Act exempting European Holdco from all provisions of the 1940 Act during the three-year Exemption Period in order to allow GE to sell European Holdco’s businesses pursuant to a process that maximizes economic value for GE’s shareholders, rather than one determined by 1940 Act considerations. Since GE is currently in the process of refining and implementing its plans to sell these businesses, this Application is timely now, as receipt of the requested order would allow GE to finalize a plan that focuses on maximizing value for shareholders rather than compliance with the 1940 Act.

A.       Request for Exemption Pursuant to Section 6(c).

Section 6(c) of the 1940 Act provides, in pertinent part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person from any provision or provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that European Holdco satisfies each of these conditions for the grant of an order under Section 6(c).

1.	Granting an Order Pursuant to Section 6(c) Is Necessary or Appropriate in the Public Interest.

Applicants believe that exempting European Holdco from regulation under the 1940 Act for the Exemption Period is necessary or appropriate in the public interest because, as the successor to a non-investment company business and due to the non-recurring nature of the Old GE Capital restructuring and sales process, it is clear that European Holdco is not primarily engaged nor does it intend to become primarily engaged in an investment company business. In particular, European Holdco is the successor to Old GE Capital’s foreign businesses, and Old GE Capital was not an investment company and did not hold itself out as one. European Holdco currently qualifies for exemption under Section 3(c)(6) and similarly does not hold itself out as an investment company. Instead, GE has a plan to sell various of European Holdco’s businesses and expects that the plan will result in European Holdco also not being an investment company at the end of the sales process. The fact that European Holdco might temporarily and inadvertently fall within the definition of investment company during the sales process does not indicate that it is engaged or proposes to engage primarily in an investment company business. Applicants assert, therefore, that granting an order under Section 6(c) would be “appropriate in the public interest” because European Holdco will not be engaged primarily in the business of an investment company and is not and will not become, by virtue of the sales process, the type of company which is necessary to regulate under the 1940 Act to protect the public interest.

Applicants also believe that granting an order pursuant to Section 6(c) under the circumstances would be “appropriate in the public interest” because of the temporary nature of the order. As noted, Applicants are requesting relief for European Holdco only for the duration of the three-year Exemption Period. Applicants believe that the period of time requested by this Application will provide GE with enough time to execute the sales plan in a manner that maximizes economic value while ensuring that, at the end of the Exemption Period, European Holdco will not be an investment company. The expected length of the sales process may, however, preclude European Holdco from relying on the transient investment company exception provided in Rule 3a-2,8 because Applicants cannot state that European Holdco has a bona fide intent to be engaged primarily in a business other than investing, reinvesting, owning, holding or trading in securities within one year.9 Applicants’ uncertainty as to the availability of Rule 3a-2 further underscores the timeliness of this Application now, as

8 Rule 3a-2 under the 1940 Act generally provides that, for purposes of Sections 3(a)(1)(A) and 3(a)(1)(C), an issuer will not be deemed to be engaged in the business of investing, reinvesting, owning, holding or trading in securities for a period not to exceed one year if the issuer has a bona fide intent to be engaged in a non-investment company business. This enables the issuer to make an orderly transition to a non-investment company business.

9 Applicants acknowledge that the SEC Staff has issued no-action letters that permit a transient investment company to operate for longer than one year without complying with the 1940 Act. See Missouri River Gold and Gem Corp., SEC No-Action Letter (June 30, 1986); TransAmerica Venture Corp., SEC No-Action Letter (Sept. 23, 1985). Nonetheless, it is unclear whether Applicants could rely on such letters given the anticipated length of the sales process and the specific facts and circumstances involved here. This application is without prejudice to such no-action letters and Applicants have not requested that the Commission determine whether European Holdco could rely on Rule 3a-2.

receipt of the requested order would provide regulatory certainty for GE as it continues to refine and implement its sales plan.

2.	Granting an Order Under Section 6(c) Is Consistent with the Protection of Investors.

Applicants submit that granting an order pursuant to Section 6(c) is “consistent with the protection of investors” because the only securities issued by European Holdco that will be held by third parties while European Holdco is relying on the requested order will be (i) guarantees of FinCo debt that is also guaranteed by GE and (ii) debt securities (including commercial paper) guaranteed by GE. Investors investing in European Holdco’s or FinCo’s debt will generally look to the creditworthiness and business operations of GE in determining whether to invest, and GE is plainly not an investment company. As such, these investors clearly do not require the protection offered by the 1940 Act, as their investment will also be guaranteed by one of the largest operating companies in the world. Thus, even if European Holdco were temporarily to fall within the definition of investment company during the sales process, investors would have no real ultimate exposure – either equity or credit – to an investment company business. Further, European Holdco’s transactions in securities while relying on the requested order will not be for speculative purposes, but rather in furtherance of its business as a holding company for certain international financial businesses of GE.

Exempting European Holdco from regulation under the 1940 Act for the Exemption Period is also consistent with the protection of GE’s shareholders. Rather than requiring European Holdco’s businesses to be sold pursuant to an artificial schedule determined by the 1940 Act, the requested relief will allow GE to maximize value for its shareholders by divesting the businesses in the order that makes the most sense economically. If European Holdco were required to maintain strict compliance with a 1940 Act exemption during the sales process, GE shareholders could be harmed if European Holdco were unable to sell certain businesses at the most economically advantageous times. Further, Applicants’ requested relief is timely now, even though European Holdco can currently rely on Section 3(c)(6), because receipt of the requested relief will provide GE with the regulatory certainty to implement a sales process designed to maximize shareholder value.

As such, Applicants believe that the costs of having to refrain from economically advantageous sales opportunities far outweigh the incremental protections (if any) that might be afforded to the beneficiaries of European Holdco’s guarantee, or to other European Holdco security holders, if European Holdco were required to maintain strict compliance with a 1940 Act exemption or register as an investment company under the 1940 Act.

3.	Granting the Order Under Section 6(c) Would be Consistent with the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act.

Applicants submit that granting an order under Section 6(c) would be consistent with “the purposes fairly intended by the policy and provisions of the [1940 Act],” because it would not raise any of the concerns which Congress listed in Section 1(b) of the 1940 Act as reasons for enacting the 1940 Act. In particular, the only securities issued by European Holdco that will be held by the public while it relies on the order will be (i) guarantees of FinCo debt that is also guaranteed by GE and (ii) debt securities (including commercial paper) that are guaranteed by GE, an operating company and a public reporting company. As such, the public will be fully protected against the investment company issues identified by Congress in Section 1(b) because any third party investors will ultimately not have any exposure to an investment company business, but instead will benefit from GE’s guarantee. Further, the temporary nature of this unusual restructuring event is the exact type of situation for which Section 6(c) was included in the 1940 Act.

B.       Precedents

Applicants submit that the Commission in the past has granted orders under Section 6(c) in circumstances similar to those described herein. See, e.g., In the Matter of Steel Partners Holdings L.P., Investment Company Act Release Nos. 30070 (May 23, 2012) (order) and 30056 (Apr. 27, 2012) (notice); Cohesion Technologies, Inc., Investment Company Act Release Nos. 22462 (May 23, 2000) (order) and 24425 (Apr. 27, 2000) (notice); In the Matter of Allegiance Telecom, Inc., Investment Company Act Release Nos. 23863 (June 8, 1999) (order) and 23837 (May 13, 1999) (notice); In the Matter of CD Radio, Inc., Investment Company Act Release Nos. 23577 (Nov. 30, 1998) (order) and 23514 (Nov. 2, 1998) (notice); and Vestar, Inc., Investment Company Act Release Nos. 16433 (June 13, 1988) (order) and 16407 (May 19, 1988) (notice).

Applicants have proposed conditions similar to those in Steel Partners Holdings L.P., Allegiance Telecom, Inc., CD Radio, Inc., and Vestar, Inc., rather than those in Cohesion Technologies, Inc., which included conditions requiring compliance with Sections 9, 17(e), 17(f) and 37 through 53 of the 1940 Act. Applicants note that Steel Partners did not include any such conditions and believe that European Holdco is similarly situated to the applicant in Steel Partners because, like European Holdco, the Steel Partners applicant sought temporary relief from the 1940 Act to allow itself time to sell assets and reorganize itself in a manner that would result in it not being an investment company. Further, in this case, European Holdco does not have any third-party security holders that would even benefit from such conditions. This is because, unlike Cohesion, during the Exemption Period, a public investor in securities issued by European Holdco will be ultimately exposed not solely to the assets of European Holdco, but to all of the assets of GE, one of the world’s largest operating companies, as a result of GE’s full guarantee. Accordingly, Applicants have included, in addition to conditions similar to those in the above cited orders, a condition that European Holdco will have no outstanding securities while it is relying on the order other than (i) guarantees of FinCo debt that is also guaranteed by GE, (ii) debt securities (including commercial paper) guaranteed by GE and (iii) securities held by European Holdco’s affiliates.

C.       Conditions to Relief

Applicants agree that the requested exemption will be subject to the following conditions:

1.	European Holdco will not engage in the trading of securities for short-term speculative purposes;

2.	European Holdco will not hold itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities;

3.	European Holdco will have no securities outstanding while it is relying on the order other than (i) guarantees of FinCo debt that is also guaranteed by GE, (ii) debt securities (including commercial paper) guaranteed by GE and (iii) securities held by European Holdco’s affiliates; and

4.	European Holdco will seek to decrease the percentage of its total assets comprised of investment securities so as not to be an investment company within the meaning of the 1940 Act and the rules and regulations thereunder as soon as reasonably possible and in any event within three years from the date of the requested order.

III. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated on the first page of this Application. Each Applicant further states that all written or oral communications concerning this Application should be directed to:

Nora M. Jordan

Davis Polk & Wardwell

450 Lexington Avenue

New York, NY 10017

(212) 450- 4684

and

Gregory S. Rowland

Davis Polk & Wardwell

450 Lexington Avenue

New York, NY 10017

(212) 450- 4930

All requirements for the execution and filing of this Application by Applicants have been complied with in accordance with each Applicant’s respective Certificate of Incorporation and By-Laws (or equivalent organizational documents), and the undersigned officer of each Applicant is fully authorized to execute this Application.

IV. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act exempting European Holdco from all provisions of this Act for the duration of the Exemption Period. The Applicants further request that the relief permit, during the Exemption Period, GE or any GE subsidiary of which European Holdco is a wholly-owned subsidiary or majority-owned subsidiary to treat any securities of European Holdco it holds as not being “investment securities” for purposes of Section 3(a)(1)(C) of the 1940 Act or securities issued by an investment company for purposes of Rule 3a-1(a) under the 1940 Act. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Act.

The Applicant named below has caused this Application to be duly signed on its behalf on February 10, 2017. The authorization required by Rule 0-2(c) under the 1940 Act is included below. All action by stockholders, trustees, directors or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

GENERAL ELECTRIC COMPANY

By:	/s/ Robert Giglietti
Name: Robert Giglietti
Title: Authorized Signatory

AUTHORIZATION

The undersigned, being duly appointed Attesting Secretary of General Electric Company, does hereby certify that this Application is signed by Robert Giglietti, Authorized Signatory of General Electric Company, pursuant to the general authority vested in him as such.

IN WITNESS WHEREOF, I have set my hand this 10th day of February, 2017.

GENERAL ELECTRIC COMPANY

By:	/s/ Fred Robustelli
Name: Fred Robustelli
Title: Attesting Secretary

The Applicant named below has caused this Application to be duly signed on its behalf on February 10, 2017. The authorization required by Rule 0-2(c) under the 1940 Act is included below. All action by stockholders, trustees, directors or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

GE CAPITAL INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Barry O’Byrne
Name: Barry O’Byrne
Title: Director and CEO

AUTHORIZATION

The undersigned, being duly appointed Assistant Company Secretary of GE Capital International Holdings Limited, does hereby certify that this Application is signed by Barry O’Byrne, Director and CEO of GE Capital International Holdings Limited, pursuant to the general authority vested in him as such.

IN WITNESS WHEREOF, I have set my hand this 10th day of February, 2017.

GE CAPITAL INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Leigh Murrin
Name: Leigh Murrin
Title: Assistant Company Secretary

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